Law Offices of Craig V. Butler

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

November 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	InterCore Energy, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed October 25, 2013

File No. 000-54012

Dear Ms. Mills-Apenteng:

We herein provide the following responses to your comment letter dated November 8, 2013, regarding the above-mentioned Preliminary Information Statement on Schedule 14C (the “Original Filing”) for InterCore Energy, Inc. (the “Company”). In response to these comments the Company will be filing a First Amended Definitive 14-C/A (the “Amended Filing”). I have summarized your comments in bold followed by the Company’s response.

General

1.	We note that your amended registration statement did not include a copy marked to reflect changes made pursuant to our prior comment letter. Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes made within paragraphs are particularly helpful to the review process.

The Company was not aware the Original Filing was submitted by the EDGAR company without marked changes. The document submitted for edgarization had tracked changes against the original Preliminary Information Statement on Schedule 14-C. The Company will have the EDGAR company submit a tracked changes copy.

Reasons for the Reverse Stock Split, page 13

2.	We reissue prior comment 2 in part, insofar as we are unable to locate disclosure stating whether you have any plans proposals or arrangements to issue additional shares in the context of future financings. Please revise to clarify whether you have any such plans.

Law Offices of Craig V. Butler

Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporation Finance

November 23, 2013

The Company has added disclosure in the Amended Filing confirming the Company’s future plans, or lack thereof, regarding the use of authorized but unissued common stock post-reverse stock split for financing purposes. The disclosure in the Filing is as follows:

“As noted in the “Reasons for the Reverse Stock Split” above, one of the reasons for the reverse stock split is to provide management with the flexibility to raise money by selling shares of our common stock, or selling instruments that are convertible into shares of our common stock (such as convertible debentures or preferred stock), to investors for cash. Although our management does not currently have any such financing proposals or arrangements in place, the additional authorized but unissued common stock could be sold by us to raise money in the future.”

3.	We note your revisions in response to prior comment 1; however, it appears that you have not disclosed the number of shares authorized but unreserved (i.e., available for issuance) both before and after the corporate actions. Please ensure that the two tables on pages 19 and 20 include a column specifying the number of shares authorized but unissued both before and after giving effect to the reverse stock split and the decrease in authorized common stock.

The Company has added the requested columns to the two tables in the Amended Filing.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

Law Offices of Craig V. Butler

Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporation Finance

November 23, 2013

[InterCore Energy, Inc. Letterhead]

November 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	InterCore Energy, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed October 25, 2013

File No. 000-54012

Dear Ms. Mills-Apenteng:

InterCore Energy, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on November 25, 2013:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Claude Brun
Claude Brun
Chief Executive Officer